UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 2015

Commission File No. 001-

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On May 15, 2015, Check-Cap Ltd. (the “Company”) issued a press release reminding the holders of its ordinary shares who purchased units in the Company’s initial public offering that in order to be eligible to receive and exercise the Long Term Incentive Warrants that are to be issued to the purchasers of such units, they must register the ordinary shares underlying the units purchased by them in the Company’s initial public offering in their own names and not in “street name” by no later than June 24, 2015.

Any holder who fails to register the ordinary shares underlying the units purchased by such holder in the Company’s initial public offering by June 24, 2015, will not receive any Long Term Incentive Warrants. Holders of Long Term Incentive Warrants who currently hold ordinary shares underlying units purchased in the Company’s initial public offering in “street name” are urged to contact their brokers to initiate the process of registering these ordinary shares in their own names as soon as possible.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press Release, dated May 15, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name:	Lior Torem
Title:	Chief Financial Officer

Dated: May 15, 2015